UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated June 21, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

RHODIA STRENGTHENS ITS POSITION

IN THE AUTOMOTIVE EMISSIONS CONTROL MARKET

Paris, June 20, 2007 ----- Rhodia Silcea announced today the signature of an asset purchase agreement with W.R. Grace & Co-Conn. in the USA for their Washcoat* alumina business. Aluminas are an important component in automotive catalytic converters, and complement Rhodia's Rare Earth product range for automotive emission control systems. This acquisition will thus strengthen the Group's position as a key supplier to this fast growing market. The purchase price of this acquisition will be of about €15 million.

The alumina activity with net sales of around €20 million, has a production facility located in Ohio, USA, and a dedicated R&D laboratory in Maryland, USA. The business has long standing customer relationships and a strong market position in North America and Japan, with a world-wide market share of almost 25%, and it is well positioned to seize growth opportunities in Asia.

"The alumina activity will widen Rhodia's offer for automotive emission control systems," commented Rhodia CEO Jean-Pierre Clamadieu. He added: "This acquisition illustrates our strategy of profitable growth and development of businesses in which we enjoy solid leadership positions."

Given the Chapter 11 bankruptcy protection under which Grace is operating, the transaction is subject to approval by the Bankruptcy Court in the USA.

The completion is expected within the next few months.

*Active components for automotive catalytic converters

Grace is a leading global supplier of catalysts and other products to petroleum refiners; catalysts for the manufacture of plastics; silica-based engineered and specialty materials for a wide-range of industrial applications; specialty chemicals, additives and building materials for commercial and residential construction; and sealants and coatings for food and beverage packaging. With annual sales of more than $2.8 billion, Grace has about 6,500 employees and operations in over 40 countries.

Rhodia, a chemist, leader in its businesses, is an international industrial group resolutely committed to sustainable development. The Group aims to improve its customers' performance through the pursuit of operational excellence and its ability to innovate. Structured around seven Enterprises, Rhodia is the partner of major players in the automotive, tire, electronics, perfume, health and beauty and home care markets. Silcea is Rhodia's fine inorganic chemistry enterprise and the global leader in rare earth-based materials and high performance silica. Rhodia Silcea supplies major players focused on sustainable mobility with a complete range of materials for exhaust emissions control. Rhodia generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. The Group is listed on the Paris and New York stock exchanges.

The automotive market accounts for approximately 10% of Rhodia’s sales. The Group occupies leading positions in Rare earth-based formulations for automobile catalysis, which improve the performance and reliability of pollution-control systems while reducing their cost to the end user ; Engineering plastics, increasingly used by the automotive industry instead of steel or aluminium, allowing vehicle weight to be reduced and high performance silicas for tires, invented by Rhodia, which make it possible to reduce a vehicle’s fuel consumption and improve their adhesion on wet ground.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer